Filed Pursuant to Rule 433

Registration Statement No. 333-137902

DEUTSCHE BANK TO ISSUE ELEMENTS SM EXCHANGE-TRADED NOTES LINKED TO THE MORNINGSTAR® WIDE MOAT FOCUSSM TOTAL RETURN INDEX

NEW YORK, October 18, 2007 – Deutsche Bank today announced that it will issue ELEMENTSSM Exchange-Traded Notes (ETNs) linked to the Morningstar® Wide Moat FocusSM Total Return Index that will be traded on the NYSE Arca under the ticker symbol WMW1. The Wide Moat Focus ELEMENTSTM ETNs will be the first Exchange-Traded Notes to offer investors exposure to Morningstar’s proprietary Wide Moat Focus Total Return Index2.

“The ELEMENTS Wide Moat Focus ETN offers investors an efficient way to access an innovative investment strategy, and we are pleased to have worked with Morningstar, Nuveen and Merrill Lynch to bring this unique product to market,” said Christopher Yeagley, Managing Director and Head of Global Investment Solutions Americas at Deutsche Bank.

Wide Moat Focus ELEMENTS ETNs are senior unsecured obligations of Deutsche Bank that are linked to the performance of the Morningstar Wide Moat Focus Total Return Index. Deutsche Bank will issue the Wide Moat Focus ELEMENTS ETNs in denominations of $10 and they will be distributed by Nuveen Investments and Merrill Lynch & Co.

ELEMENTS ETNs are designed to track the total return of specific market indexes and seek to provide convenient access to strategies and markets that traditionally have not been readily available to individual investors. For investor information, please call ELEMENTS: 1-877-ETN-ADVICE (1-877-386-2384).

[1]

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and pricing supplement for the offering to which this document relates if you so request by calling toll- free 1-877-ETN-ADVICE (1-877-386-2384).

[2]

The Morningstar Wide Moat Focus is a service mark of Morningstar, Inc. Wide Moat ELEMENTS are not sponsored, endorsed, sold or promoted by Morningstar, and Morningstar makes no representation regarding the advisability of investing in Wide Moat ELEMENTS

For further information please call:

Renee Calabro	+1-212-250-5525
Media Relations

About Deutsche Bank

Deutsche Bank <NYSE: DB> is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 75,140 employees in 75 countries, Deutsche Bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

www.db.com